UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 333-217512

MacDonald, Dettwiler and Associates Ltd.

(Exact Name of Registrant as specified in its charter)

One Embarcadero Center, Suite 500

San Francisco, California 94111

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

SUBMITTED HEREWITH

Exhibit No.

99.1	MacDonald, Dettwiler and Associates Ltd. 2017 Long Term Incentive Plan

99.2	MacDonald, Dettwiler and Associates Ltd. Omnibus Equity Incentive Plan

99.3	Press release dated July 19, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Date: July 19, 2017	By:	/s/ Angela Lau
	Name:	Angela Lau
	Title:	Senior Vice President, Finance and Corporate Secretary